SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                        For the month of December, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F
                   ---------                  ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes               No     X
             ---------        ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A



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This Form 6-K consists of:

The announcement of the resolutions of the Sixth Meeting of Third Session of Board of Directors of China Petroleum & Chemical Corporation (the
"Registrant"), made by the Registrant in English on December 6, 2006.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         China Petroleum & Chemical Corporation



                                                                By: /s/ Chen Ge
                                                                    -----------

                                                                  Name: Chen Ge

                                     Title: Secretary to the Board of Directors



Date: December 7, 2006


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                               [GRAPHIC OMITTED]
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code: 0386)

     Announcement of the Resolutions of the Sixth Meeting of Third Session
                           of the Board of Directors

                       (Overseas Regulatory Announcement)

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China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accepts full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.
-------------------------------------------------------------------------------

The sixth meeting of the Third Session of the Board of Directors (the "Meeting") of China Petroleum & Chemical Corporation ("Sinopec Corp.") was convened on 6 December 2006 by way of written resolutions. The Meeting was convened in compliance with the provisions of the relevant laws, regulations and the provisions of the Articles of Association of Sinopec Corp.. The eleven directors of Sinopec Corp have all signed the written resolutions. The directors who signed the written resolutions (including the independent directors) voted and approved the following resolutions:

1. Subject to the approval passed by the shareholders at Sinopec's general meeting, to grant a general mandate for Sinopec Corp. to issue up to US$
      1.5 billion (approximately HK$ 11.7 billion) in principal amount of convertible bonds outside Mainland China which will be convertible into H shares (please refer to the announcement published on the same date);

2. Subject to the approval passed by the shareholders at Sinopec's general meeting, to approve Sinopec Corp. to issue up to RMB 10 billion in principal amount of domestic corporate bonds (please refer to the announcement published the same date);

3. To approve the proposal relating to the acquisition of the oil production assets of Shengli Administrative Bureau, a subsidiary of China Petrochemical Corporation ("the Acquisition"). The appraised value of the target assets is RMB3.4997 billion (approximately HK$3.464 billion). Taking into account of the appraised value of the target assets, the parties agreed that the consideration for the Acquisition should be RMB3.5 billion (approximately HK$3.465 billion). (Please refer to the announcement on connected transaction published on the same date for details.)


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


      The independent directors of Sinopec Corp. expressed their views on the connected transaction independently and they are of the view that the Acquisition was conducted on normal commercial terms in the ordinary course of business of Sinopec Corp., the terms of the Acquisition Agreements are fair and reasonable to Sinopec Corp. and its shareholders as a whole. No circumstances are detrimental to the interests of Sinopec Corp. are found. Directors interested in the Acquisition abstained from voting at the board meeting where the proposed Acquisition was considered and voted by the board. The voting procedures have complied with the relevant domestic and overseas laws, regulations and regulatory documents and the Articles of Association of Sinopec. It was approved for Sinopec Corp. to enter into the relevant agreements and proceed with the transaction thereunder.

4 To approve the convening of the 2007 first shareholders' extraordinary general meeting (EGM). The notice of EGM will be dispatched accordingly. (Please refer to the announcement published on the same date for details of the EGM.)

                                   For and on behalf of the Board of Directors
                                          China Petroleum & Chemical Corporation
                                                          Chen Ge
                                            Secretary to the Board of Directors

Beijing, PRC, 6 December 2006

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Chen Tonghai*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

#  Executive Directors
*  Non-executive Directors
+  Independent Non-executive Directors








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